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SEC FILE NUMBER
1-8518

CUSIP NUMBER
502003106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
LL&E Royalty Trust

Full Name of Registrant
N/A

Former Name if Applicable
The Bank of New York Mellon Trust Company, N.A., Trustee,
919 Congress Avenue

Address of Principal Executive Office (Street and Number)
Austin, Texas 78701

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As previously disclosed, the Trustee has engaged an independent joint interest auditing firm (the “Consultant”), to review the computation of the amounts payable to the Trust with respect to its interest in the Jay Field from the time of ConocoPhillips’ sale of its working interest to Quantum Resources Management LLC in 2007 through August 2008 (the “Review Period”). The Consultant has completed its review of the Review Period, and Quantum and the Trustee have reached agreement on the issues the Consultant had raised relating to the computation of expenses properly chargeable in the calculation of amounts payable to the Trust for the Review Period. As a result of the review, Quantum has revised its computations of the amounts payable to the Trust with respect to its interest in the Jay Field for the Review Period. The revisions decrease the amount of the Excess Production Costs (which are costs that Quantum is entitled to recover prior to any payments to the Trust) at the end of the August 2008 production month from the amount originally reported to the Trust of $10,785,497 to $4,904,353. In addition, as a result of the revisions, Quantum paid the Trust an additional $223,909 in June 2010 relating to the Review Period, which amount includes interest on the amount due to the Trust for the Review Period. However, the Consultant has not yet reviewed the computations relating to periods subsequent to the production month of August 2008. Until the subsequent periods have been reviewed and any necessary adjustments have been made, the Trust cannot prepare additional financial statements. The Trustee is unable to provide any assurance that the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date. The Trustee is monitoring the review process, and will file an Item 4.02 Current Report on Form 8-K promptly if the Trustee concludes that any previously-issued financial statements should no longer be relied upon.
     The Trust has received updated information from Quantum regarding the computation of the Jay Field royalties for the production months September 2008 through March 2010. The update calculates the Excess Production Costs at Jay Field through March 2010 to be $14,487,058. (The Trust’s royalty interest in the Jay Field is 50% of the foregoing figures, which are based on the net revenue interest to which the Trust’s royalty interest applies.) The information furnished by Quantum also indicates that production at Jay Field resumed in December 2009, and that Jay Field Gross Proceeds and Cumulative Excess Production Costs (which Quantum is entitled to recover prior to any payments to the Trust) for the production months December 2009 through May 2010 were as follows:

		Cumulative Excess
Production Month	Gross Proceeds(a)	Production Costs
December 2009	$294,630	$15,143,014
January 2010	$925,904	$15,403,140
February 2010	$1,404,359	$15,048,520
March 2010	$1,498,188	$14,487,058
April 2010	$1,781,766	$13,633,660
May 2010	$1,505,905	$13,383,754

(a)	Based on the net revenue interests to which the Trust’s Royalty Interests apply.
     As previously disclosed, the Trust is required to sell its assets by December 31, 2010, or must auction the assets for cash promptly after December 31, 2010. As previously disclosed, Quantum had previously asserted that it held a preferential purchase right relating to the Trust’s interest in the Jay Field. The Trust and Quantum have now resolved this issue, and Quantum has waived any right to assert a preferential purchase right relating to the Trust’s interest in the Jay Field.

     The Trust has received information from ConocoPhillips regarding the computation of royalties for the South Pass 89 and offshore Louisiana properties for the production months of December 2009 through April 2010, as follows:
South Pass 89

		Cumulative Excess
Production Month	Gross Proceeds(a)	Production Costs
December 2009	$0	$677,898
January 2010	$0	$722,761
February 2010	$0	$599,047
March 2010	$0	$417.221
April 2010	$0	$426,907
May 2010	$0	$409,903
Offshore Louisiana

		Cumulative Excess
	Gross Proceeds(a)	Production Costs
December 2009	$0	$3,063,787
January 2010	$0	$3,082,511
February 2010	$0	$2,448,102
March 2010	$0	$2,472,987
April 2010	$0	$2,488,137
May 2010	( $45,000)	$2,532,551

(a)	Based on the net revenue interests to which the Trust’s Royalty Interests apply.
     The Trust has also received information from ConocoPhillips regarding its receipt of additional insurance proceeds relating to the South Pass 89 and Offshore Louisiana properties in which the Trust has an interest and the allocation of those insurance proceeds to the special escrow accounts maintained by ConocoPhillips relating to those properties. As previously reported, as a result of damages to the South Pass 89 and Louisiana Offshore properties caused by Hurricanes Rita and Katrina in 2005, ConocoPhillips received insurance reimbursements related, in part, to the South Pass 89 and Louisiana Offshore properties. The amounts previously received and allocated to these properties have previously been reported. However, ConocoPhillips has informed the Trust that it has recently obtained additional insurance reimbursements from its carriers for damages caused by the 2005 hurricanes to the South Pass 89 and Offshore Louisiana Property.
     ConocoPhillips has provided the following additional information regarding the additional reimbursements:
•	Reimbursements received by ConocoPhillips due to Lost Production will be reported as Other Revenue to the Trustee. Such funds have been identified to a particular property and will be reported as such.
•	Offshore Louisiana Property
•	South Marsh Island 76 (Hurricane Rita) $45,000.00
•	Reimbursements received by ConocoPhillips for Operating Costs will be reported as a reduction to Lease Operating Expense to the Trustee. Such funds have been identified to a particular property and will be reported as such.
•	South Pass 89
•	SP 89B (Hurricane Katrina) $28,803.13

•	SP 86C (Hurricane Katrina) $3,943.25
•	Offshore Louisiana Property
•	East Cameron 195 (Hurricane Rita) $1,348,703.40

•	South Marsh Island 76 (Hurricane Rita) $89,571.40

•	Eugene Island 261 (Hurricane Rita) $1,999.35

•	Vermillion 331 (Hurricane Rita) $7,930.95
•	The dollar amounts above are net to ConocoPhillips’ non-operating working interests in the noted properties.

•	No further insurance recoveries are anticipated by ConocoPhillips for the noted properties.

•	To the extent allowable, the above reimbursements will be used by ConocoPhillips to meet Special Cost Escrow requirements and/or be applied to offset Excess Production Costs of the South Pass 89 and Offshore Louisiana properties.
The Fee Lands Royalties for December 2009 through May 2010 were $963, $815, $0, $0, $0, and $50, respectively.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mike Ulrich	800	852-1422
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Trust has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 or September 30, 2009, its Annual Report for the year ended December 31, 2009 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☐

The Trust does not have sufficient information to answer this question.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the response above.
LL&E Royalty Trust
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2010	LL&E Royalty Trust By: The Bank of New York Mellon Trust Company, N.A., Trustee

		By:	/s/ MIKE ULRICH

Name: Mike Ulrich
Title: Vice President